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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                               (AMENDMENT NO. 1*)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          NET2000 COMMUNICATIONS, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                   64122G 10 3

                                 (CUSIP NUMBER)

                                 APRIL 12, 2001

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [ ]     Rule 13d-1(b)
         [x]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

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CUSIP No. 64122G 10 3           Page 2 of 6 Pages



--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Nortel Networks Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [   ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          Canada

--------------------------------------------------------------------------------
                5   SOLE VOTING POWER
  NUMBER OF
   SHARES                                                              7,449,453
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      6   SHARED VOTING POWER
   EACH
 REPORTING                                                                     0
  PERSON       -----------------------------------------------------------------
   WITH         7   SOLE DISPOSITIVE POWER

                                                                       7,449,453
               -----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                                                                               0
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       7,449,453
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                        [  ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                           17.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                                                                              CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!






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CUSIP No. 64122G 10 3           Page 3 of 6 Pages





ITEM 1.

         (a)      Name of Issuer:

                  Net2000 Communications, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  2180 Fox Mill Road
                  Herndon, VA 20171

ITEM 2.

         (a)      Name of Person Filing:

                  Nortel Networks Corporation

         (b)      Address of Principal Business Office or, if none, Residence:

                  Nortel Networks Corporation
                  8200 Dixie Road, Suite 100
                  Brampton, Ontario L6T 5P6
                  Attention: Corporate Secretary

         (c)      Citizenship:

                  Nortel Networks Corporation is a Canadian corporation

         (d)      Title of Class of Securities:

                  Common Stock, $0.01 par value

         (e)      CUSIP No.:

                  64122G 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.




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CUSIP No. 64122G 10 3           Page 4 of 6 Pages



ITEM 4.           OWNERSHIP

         (a)      Amount Beneficially Owned:

                  7,449,453*

         (b)      Percent of Class:

                  17.2%

         (c)      Number of shares as to which the person has:

                        (i)         sole power to vote or to direct the vote:

                                    7,449,453

                       (ii)         shared power to vote or to direct the vote:

                                    0

                      (iii)         sole power to dispose or to direct the
                                    disposition of:

                                    7,449,453

                       (iv) shared power to dispose or to direct the disposition of:

                                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable.



--------
* The 7,449,453 shares beneficially owned by Nortel Networks Corporation consist of (a) 2,675,387 shares of common stock, par value $0.01 per share, of Net2000 Communications, Inc. ("Net2000"), (b) 1,389,971 shares of common stock of Net2000 that are issuable upon the exercise of warrants of Net2000 and (c) 3,384,095 shares of common stock of Net2000 that are issuable upon the conversion of 10,000 shares of 8% Series D Convertible Pay In Kind Preferred Stock (the "Series D Preferred Stock"). The common stock, warrants and Series D Preferred Stock are held by Nortel Networks Inc., a wholly owned subsidiary of Nortel Networks Limited, which in turn is a wholly owned subsidiary of Nortel Networks Corporation.






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CUSIP No. 64122G 10 3           Page 5 of 6 Pages




ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







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CUSIP No. 64122G 10 3             Schedule 13G                 Page 6 of 6 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April  16, 2001            NORTEL NETWORKS CORPORATION



                                     By:     /s/ Deborah J. Noble
                                         --------------------------------------
                                     Name:   Deborah J. Noble
                                     Title:  Corporate Secretary

                                     By:     /s/ William Kerr
                                         --------------------------------------
                                     Name:   William Kerr

                                     Title:  Senior Vice-President, Corporate
                                             Business Development